The S&P 500® Daily RC2 8% Excess Return Index

Performance Update - April 2014

OVERVIEW

The S&P 500® Daily 8% RC2 Excess Return Index (the "Index" or "S&P 500 Daily RC2") is intended to provide investors with exposure to broad U.S equities with the potential for greater stability and lower overall risk when compared to the S&P 500® Total Return Index.



Hypothetical and Actual Historical Performance (March 31, 2004 to March 31, 2014)[1]



Hypothetical Index Volatility and Leverage September 30, 2004 to March 31, 2014)[2]



Key Features of the Index

- Exposure to the S&P 500® Total Return Index with the overlay of a risk control mechanism that targets an annualized volatility of 8%
- Ability to dynamically allocate exposure between the S&P 500® Total Return Index and US government bond futures
- Exposure adjusted on a daily basis based on the historical volatilities and correlations between the S&P 500® Total Return Index (the "Underlying Equity Index") and the S&P 10 Year Treasury Note Futures Index Total Return (the "Underlying Bond Index")
- Potential for enhanced returns compared with the first generation Risk Control Indices via an allocation in US government bond futures
- Levels published daily by Standard & Poor's on Bloomberg under the ticker SPX8UE2

Recent Index Performance

	March 2014	February 2014	January 2014
Historical Return[2]	0.38%	2.66%	-2.36%

Comparative Hypothetical and Historical Total Returns (%), Volatility (%) and Correlation – March 31, 2014

	One Year Return[1]	Three Year Annualized Return[1]	Five Year Annualized Return[1]	Ten Year Annualized Return[1]	Ten Year Annualized Volatility[4]	Ten Year Sharpe Ratio[5]	Correlation[4]
S&P 500® RC2 8% Excess Return Index	10.2%	8.4%	11.0%	5.24%	8.07%	64.9%	100.0%
S&P 500® Index	19.3%	12.2%	18.6%	5.21%	20.42%	25.5%	78.7%